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INCREASE IN COVERAGE OPTION RIDER

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                                 HARTFORD LIFE

GENERAL PROVISIONS

This rider is part of the policy to which it is attached. Except where this rider provides otherwise, it is subject to all conditions and limitations of such policy.

This rider is issued in consideration of the application (a copy of which is attached). The Date of Issue of this rider is the same as that of the policy unless a different date is shown on Page 3. The Rider Date is the same as the Policy Date unless a different date is shown on Page 3.

This rider may be attached to the policy on or after the Date of Issue of such policy, subject to certain underwriting and administrative requirements.

WHEN AVAILABLE

This option is available on the first Policy Anniversary when all of the conditions below have been met:

       (a) the Account Value minus the sum of the Unscheduled Premiums paid exceeds the Projected Net Single Premium as defined below;

       (b) the Insured's Attained Age is less than age 80;

       (c)  the Insured is in the "standard" or "preferred" class;

       (d) the current Face Amount has been in effect for at least five Policy Years.

       (e) the Scheduled Premiums of the original policy, established at issue, have not been changed.

The Projected Net Single Premium is computed for each Policy Anniversary using the then current Fixed Account credited interest rate, Monthly Administrative Fee and Cost of Insurance Rates. It is the present value of:

       (a) the then current Death Benefit (including increases thereof provided by the policy) payable prior to the Maturity Date;

       (b) the future Monthly Administrative Fees;

       (c)  the Face Amount payable at the Maturity Date; and

       (d) the premium for any additional benefits.

WHEN EFFECTIVE

This option will be in effect as of a Policy Anniversary if available on that Policy Anniversary and if You elect to exercise the option. However, if the first premium payment for the new policy is not paid by its due date, this option will not be effective.

BENEFIT

On the Policy Anniversary on which this option is available, You are guaranteed the right to purchase another policy without having to supply evidence of insurability. The Face Amount of the new policy will equal:

       (a)  the Initial Face Amount of this policy; multiplied by

       (b) the Increase Factor described below, for the Insured's Issue Age; divided by

       (c) the Increase Factor for the Insured's Attained Age, on the date this option is effective.

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BENEFIT (continued)

If You choose to purchase a new policy under the rights of this rider, You must make the request In Writing within 60 days of the Policy Anniversary on which this option is available.

The new policy will be a Flexible Premium Variable Life Policy similar to this one or any other policy We agree to make available. The Annual Scheduled Premiums for all years of the new policy will be the average of the Annual Scheduled Premiums in Policy Years 2 through 5 of this policy. The new policy will have a 5 year Guarantee Period and its Policy Date will be the Policy Anniversary of the original policy on which the option is available.

The Increase Factor is a function of the Insured's age, sex and insurance class. Increase Factors at various age, sex and insurance class combinations are shown below. A table of all the Increase Factors are available upon request and have been filed with the Insurance Department of the state in which this policy is delivered.

                             INCREASE FACTOR TABLE

               MALE
            PREFERRED         MALE          FEMALE
 AGE         STANDARD       STANDARD      PREFERRED        FEMALE
------------------------------------------------------------------
  25           668.98         894.65         572.27         685.57
  35          1064.54        1443.58         904.81        1092.22
  45          1779.19        2433.27        1473.82        1771.08
  55          3110.17        4073.85        2476.60        2906.41
  65          5132.12        6504.37        4325.78        4837.06

If this option is elected, the payment of Scheduled Premiums for the original policy will not be required as long as, on each Policy Anniversary, the Account Value minus the sum of Unscheduled Premiums paid exceeds the Projected Net Single Premium. However, depending on the premiums paid, mortality experience, investment results and other pricing factors, the coverage period could be affected by the use of this option. The coverage period for this option could be affected by changes in future expectations as to mortality, expenses, interest, persistency and taxes. The Owner can request each year a projection of benefits, including death benefits, account values and cash values based on current and conservative assumptions.

HOWEVER, GIVEN THAT FUTURE SCHEDULED PREMIUMS FOR THE ORIGINAL POLICY MAY BE REQUIRED, IN ADDITION TO THE PREMIUMS REQUIRED ON THE NEW POLICY, WE ASK YOU TO CONSIDER YOUR ABILITY TO PAY BOTH PREMIUMS BEFORE EXERCISING THIS OPTION.

Signed for the HARTFORD LIFE INSURANCE COMPANY

    /s/ Christine Hayer Repasy            /s/ Thomas M. Marra
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    CHRISTINE HAYER REPASY, SECRETARY     THOMAS M. MARRA, PRESIDENT

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